SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                          NEXUS TELOCATION SYSTEMS LTD.
                          ----------------------------
                                (Name of Issuer)


                Ordinary Shares, NIS 0.01 Nominal Value Per Share
               --------------------------------------------------
                         (Title of Class of Securities)


                                    M74919107
                                 (CUSIP Number)


                                  July 1, 2000
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]                       Rule 13d-1(b)
                [X]                       Rule 13d-1(c)
                [ ]                       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 8 pages

                                  SCHEDULE 13G

CUSIP No. M74919107                                            Page 2 of 8 Pages



1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         SOROS FUND MANAGEMENT LLC

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [ ]
                                               b.  [X]
3               SEC Use Only

4               Citizenship or Place of Organization

                           DELAWARE

                               5        Sole Voting Power
            Number of                   2,885,000
              Shares
           Beneficially        6        Shared Voting Power
             Owned By                   0
               Each
            Reporting          7        Sole Dispositive Power
              Person                    2,885,000
               With
                               8        Shared Dispositive Power
                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      2,885,000

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*
                                       [ ]

11              Percent of Class Represented By Amount in Row (9)

                             12.98%

12              Type of Reporting Person*


                             OO; IA

                                  SCHEDULE 13G

CUSIP No. M74919107                                            Page 3 of 8 Pages


1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         GEORGE SOROS (in the capacity described herein)

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [ ]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization

                           UNITED STATES


                               5        Sole Voting Power
            Number of                   2,885,000
              Shares
           Beneficially        6        Shared Voting Power
             Owned By                   0
               Each
            Reporting          7        Sole Dispositive Power
              Person                    2,885,000
               With
                               8        Shared Dispositive Power
                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      2,885,000

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*
                                       [ ]

11              Percent of Class Represented By Amount in Row (9)

                             12.98%

12              Type of Reporting Person*
                             IA

                                  SCHEDULE 13G

CUSIP No. M74919107                                            Page 4 of 8 Pages


1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         STANLEY F. DRUCKENMILLER

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [  ]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization

                           UNITED STATES

                               5        Sole Voting Power
            Number of                   0
              Shares
           Beneficially        6        Shared Voting Power
             Owned By                   0
               Each
            Reporting          7        Sole Dispositive Power
              Person                    0
               With
                               8        Shared Dispositive Power
                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                               0

10              Check Box If the Aggregate Amount in Row (9) Excludes Certain
                Shares*
                                      [X]

11              Percent of Class Represented By Amount in Row (9)

                             0%

12              Type of Reporting Person*
                             IA

                                                               Page 5 of 8 Pages

Item 1(a)            Name of Issuer:

                     Nexus Telocation Systems Ltd. (the "Issuer").

Item 1(b)            Address of the Issuer's Principal Executive Offices:

                     6B Tfutzot Israel Street, Givatayim, 53583, Israel.

Item 2(a)            Name of Person Filing:

                     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                     (i) Soros Fund Management LLC ("SFM LLC");

                     (ii) Mr. George Soros ("Mr. Soros"); and

                     (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                     This Statement relates to the Shares held for the account of QEG-NTS Holdings LLC, a Delaware limited liability company ("QEG-NTS"). SFM LLC serves as principal investment manager to Quantum Emerging Growth Partners C.V., a Netherlands Antilles limited partnership ("QEG") and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), each of which owns 50% of the outstanding interest of QEG-NTS. Effective July 1, 2000, as a result of a combination of QEG and Quantum Partners, QEG holds Shares of the Issuer for the account of Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of QEG-NTS.

                     Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of QEG-NTS, and is no longer a Reporting Person. Mr. Soros is the Chairman and President of SFM LLC.

Item 2(b)            Address  of   Principal   Business   Office  or,  if  None,
                     Residence:

                     The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)            Citizenship:

                     (i) SFM LLC is a Delaware limited liability company; and

                     (ii) Mr. Soros is a United States citizen.

Item 2(d)            Title of Class of Securities:

                     Ordinary Shares, NIS 0.01 nominal value (the "Shares")

                                                               Page 6 of 8 Pages

Item 2(e)            CUSIP Number:

                     M74919107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                     This Item 3 is not applicable.

Item 4.              Ownership:

Item 4(a)            Amount Beneficially Owned:

                             As of July 5, 2000,  each of SFM LLC and Mr.  Soros
                     may be deemed the beneficial owner of the 2,885,000 Shares held for the account of QEG-NTS.

Item 4(b)            Percent of Class:

                             The  number of Shares of which  each of SFM LLC and
                     Mr. Soros may be deemed to be the beneficial owner constitutes approximately 12.98% of the total number of Shares outstanding.

Item 4(c)            Number of shares as to which such person has:

         SFM LLC
         -------

          (i) Sole power to vote or to direct the vote:                2,885,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 2,885,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i) Sole power to vote or to direct the vote:                2,885,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 2,885,000

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                               Page 7 of 8 Pages

Item 5.           Ownership of Five Percent of Less of a Class:

                  As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The members of QEG-NTS, including QEG and Quantum Partners, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with their ownership interests in QEG-NTS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact